Correspondence

ANTHONY L.G., PLLC

laura aNTHONy, esq JOHN CACOMANOLIS, ESQ* CHAD FRIEND, ESQ, LLM SVETLANA ROVENSKAYA, ESQ**	WWW.ANTHONYPLLC.COM WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM

OF COUNSEL:

Jessica Haggard, esq. ***

MICHAEL R. GEROE, ESQ, CIPP/US****

CRAIG D. LINDER, ESQ*****

PETER P. LINDLEY, ESQ, CPA, MBA

john lowy, esq.******

STUART REED, ESQ

LAZARUS ROTHSTEIN, ESQ.

Harris Tulchin, Esq. *******

DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

*licensed in FL and NY

**licensed in NY and NJ

***licensed in Missouri

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

******licensed in NY and NJ

*******licensed in CA and HI (inactive in HI)

May 10, 2023

VIA ELECTRONIC EDGAR FILING

Office of Industrial Applications and Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Nemaura Medical Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed on April 18, 2023
File No. 333-270511

Dear Sir or Madam:

We are in receipt of the comment letter, dated May 4, 2023 (“Comment Letter”), of the Securities and Exchange Commission (the “SEC”) to Dewan F.H. Chowdhury, Chief Executive Officer of Nemaura Medical Inc. (the “Company”), regarding Amendment No. 1 to the above-referenced Registration Statement on Form S-1 (“Amendment No. 1”). We have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the SEC set forth in the Comment Letter. We trust you shall deem the contents of this letter responsive to the Comment Letter.

Amendment No. 1 to Registration Statement on Form S-1

Cautionary Statement Regarding Forward-Looking Statements, page ii

1.	Comment: Here and in the "Market and Industry Data Forecasts" paragraphs, you caution that "we cannot assure [shareholders] that the results contemplated in any of the forward-looking statements contained herein will be realized," that they "should not place undue reliance on these forward-looking statements," that market data is based on third party sources, has not been verified and investors are "cautioned not to give undue weight to such estimates." Investors are entitled to rely on the information in the registration statement. It is not appropriate to directly or indirectly disclaim liability for statements in your registration statement. Please revise or specifically state that you take liability for these statements.

Response: In response to the Staff’s comment and pursuant to discussions with the Staff, we will remove the language referenced by the SEC in the comment from the Cautionary Statement Regarding Forward-Looking Statements section and Market and Industry Data Forecasts section of the Final Prospectus (424B4) (“Final Prospectus”) to the Form S-1. Pursuant to the request of the Staff during our discussions, we attach as Exhibit A to this response letter excerpts of the revised Cautionary Statement Regarding Forward-Looking Statements section and revised Market and Industry Data Forecasts section of the Final Prospectus.

Summary, page 1

2.	Comment: Revise the cover page and summary to highlight the risk factors added with this amended filing.

Response: We acknowledge the Staff’s comment. The risk factors added to Amendment No. 1 were included in the summarized risk factor bullet points (“added risk factor bullet points”) in both the Prospectus Summary and Risk Factors sections of Amendment No. 1. As discussed with the Staff, we have further highlighted the added risk factor bullet points by moving them up to the second, third and fourth bullets of the summarized risk factors appearing in both the Prospectus Summary and Risk Factors sections of the Final Prospectus. Pursuant to the request of the Staff during our discussions, we attach as Exhibit B to this response letter excerpts of the reorganized summarized risk factors highlighting the added risk factors in both the Prospectus Summary and Risk Factors sections of the Final Prospectus.

General

3.

Comment: We note your response to comment 1 and reissue the comment in part. We note the disclosure in the definitive proxy statement on page 3 that:

• "As of the Record Date, the Company had 28,899,402 shares of Common Stock issued and outstanding. Holders of shares of Common Stock are entitled to cast one vote per share."

• "The Majority Stockholders collectively held 13,596,205 shares of common stock as of the Record Date, representing approximately 56.41% of the voting power of all shares of the Company’s Common Stock."

It appears that the holdings of those stockholders, named in the table below the quoted disclosure, comprises only 47% of the shares outstanding. Please advise or revise your analysis accordingly.

Response: We acknowledge the Staff’s comment. However, the Majority Stockholders approved the issuance on January 27, 2023 (not on the Record Date, which was February 1, 2023). On January 27, 2023, the issued and outstanding shares of common stock was 24,103,196 (not 28,899,402 which was outstanding on February 1, 2023 after the closing of the issuance of 4,796,206 shares on January 31, 2023). Therefore, as discussed with the Staff, the Majority Stockholders collectively held 13,596,205 shares of common stock, representing approximately 56.41% of the voting power of 24,103,196 shares of common stock issued and outstanding as of January 27, 2023.

If the Staff has any further comments regarding this response letter, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Abby Adams /U.S. Securities and Exchange Commission
Celeste Murphy /U.S. Securities and Exchange Commission
Dewan F.H. Chowdhury /Nemaura Medical Inc.
Craig D. Linder, Esq. /Anthony L.G., PLLC

625 N. FLAGLER DRIVE, #600 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Exhibit A

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Statements in this prospectus and in the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Any statements contained herein, other than statements of historical fact, including statements regarding the progress and timing of our product development programs; our future opportunities; our business strategy, future operations, anticipated financial position, future revenues and projected costs; our management’s prospects, plans and objectives; and any other statements about our management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements. Examples of such statements are those that include words such as “may,” “assume(s),” “forecast(s),” “position(s),” “predict(s),” “strategy,” “will,” “expect(s),” “estimate(s),” “anticipate(s),” “believe(s),” “project(s),” “intend(s),” “plan(s),” “budget(s),” “potential,” “continue” and variations thereof. However, the words cited as examples in the preceding sentence are not intended to be exhaustive and any statements contained in this prospectus regarding matters that are not historical facts may also constitute forward-looking statements.

Because these statements implicate risks and uncertainties, as well as certain assumptions, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those risks identified under “Risk Factors” in this prospectus. The information in this prospectus speaks only as of the date of that document and the information incorporated herein by reference speaks only as of the date of the document incorporated by reference. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Forward-looking statements include our plans and objectives for future operations, including plans and objectives relating to our products and services and our future economic performance. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions as well as future business decisions, including any acquisitions, mergers, dispositions, joint ventures, investments and any other business development transactions we may enter into in the future. The amounts of time and money required to successfully complete development and commercialization of our products and services as well as any evolution of or shift in our business plans, or to execute any future strategic options are difficult or impossible to predict accurately and may involve factors that are beyond our control. Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of those assumptions could prove inaccurate.

Based on the significant uncertainties inherent in the forward-looking statements described herein, the inclusion of any such statement should not be regarded as a representation by us or any other person that our objectives or plans will be achieved.

MARKET AND INDUSTRY DATA AND FORECASTS

Certain market and industry data included in this prospectus is derived from information provided by third-party market research firms or third-party financial or analytics firms that we believe to be reliable. Market estimates are calculated by using independent industry publications, government publications and third-party forecasts in conjunction with our assumptions about our markets. We have not independently verified such third-party information. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Certain data are also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Statements as to our market position are based on market data currently available to us. While we are not aware of any misstatements regarding the industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus. Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources.

Exhibit B

PROSPECTUS SUMMARY

Risk Factors

Our business is subject to numerous risks and uncertainties, including those described in “Risk Factors” immediately following this prospectus summary. These risks represent challenges to the successful implementation of our strategy and to the growth and future profitability of our business. These risks include, but are not limited to, the following:

•	We have a history of operating losses.

•	The restatement of certain of our financial statements may subject us to risks and uncertainties, including the increased possibility of legal proceedings.

•	We have identified a material weakness in our internal control over financial reporting which could, if not remediated, adversely impact the reliability of our financial statements, result in material misstatements in our financial statements and cause current and potential stockholders to lose confidence in our financial reporting, which in turn could adversely affect the trading price of our common stock.

•	Our common stock may be delisted from The Nasdaq Capital Market if we cannot maintain compliance with Nasdaq’s continued listing requirements.

•	We will need to raise additional funds in order to finance the anticipated commercialization of our product by incurring indebtedness, through collaboration and licensing arrangements, or by issuing securities which may cause dilution to existing stockholders, or require us to relinquish rights to our technologies and our product.

•	Revenue generation from product sales has only commenced in the prior fiscal year ended March 31, 2021 and may never become profitable.

•	Our substantial amount of indebtedness may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness.

•	We are largely dependent on the success of our sole product candidate, the sugarBEAT® device, and we may not be able to successfully commercialize this potential product.

•	If we fail to obtain regulatory approval of the sugarBEAT® device or any of our other future products, we will be unable to commercialize these potential products.

•	Failure to enroll patients in our clinical trials may cause delays in developing the sugarBEAT® device or any of our future products.

•	Delays in clinical testing could result in increased costs to us and delay our ability to generate revenue.

•	Our clinical trials for any of our current or future products may produce negative or inconclusive results and we may decide, or regulators may require us, to conduct additional clinical and/or preclinical testing for these products or cease our trials.

•	If approved, the commercialization of our product, the sugarBEAT® device, may not be profitable due to the need to develop sales, marketing and distribution capabilities, or make arrangements with a third party to perform these functions.

•	Our proprietary rights may not adequately protect our intellectual property and product and if we cannot obtain adequate protection of our intellectual property and product, we may not be able to successfully market our product.

•	Our ability to commercialize our product will depend on our ability to sell such products without infringing the patent or proprietary rights of third parties. If we are sued for infringing intellectual property rights of third parties, such litigation will be costly and time consuming and an unfavorable outcome would have a significant adverse effect on our business.

•	If our product, the sugarBEAT® device, does not gain market acceptance among physicians, patients and the medical community, we will be unable to generate significant revenue, if any.

•	We have outsourced the bulk of the commercial manufacturing operations for the various components of the sugarBEAT®, with the exception of the Sensor chemistry which is being conducted in-house. The failure to find manufacturing partners or expand our internal manufacturing facility could have an adverse impact on our ability to grow our business.

•	If we fail to attract and retain senior management, consultants, advisors and scientific and technical personnel, our product development and commercialization efforts could be impaired.

•	We expect to expand our marketing capabilities and, as a result of which we may encounter difficulties in managing our growth, which could disrupt our operations.

•	Fluctuations in foreign exchange rates may adversely affect our financial condition and results of operations.

•	Our business, financial condition and results of operations may be materially adversely affected by global health epidemics, including the COVID-19 pandemic.

•	Our competitors may develop products that are less expensive, safer or more effective, which may diminish or eliminate the commercial success of any potential products that we may commercialize.

•	The use of hazardous materials in our operations may subject us to environmental claims or liabilities.

•	If we fail to comply with extensive regulations enforced by regulatory agencies with respect to diagnostic medical device products, the commercialization of our product could be prevented, delayed or halted.

•	In the future, we hope to distribute and sell our product outside of the United Kingdom and the European Union, which will subject us to further regulatory risk.

•	Market acceptance of our product will be limited if users are unable to obtain adequate reimbursement from third-party payers.

•	Product liability claims may damage our reputation and, if insurance proves inadequate, the product liability claims may harm our business.

•	We could be negatively impacted by the application or enforcement of fraud and abuse laws, including anti-kickback laws and other anti-referral laws.

•	Our common stock may be affected by limited trading volume and may fluctuate significantly.

•	Our stock price may be volatile.

Our management has concluded that our historical recurring losses, negative cash flows from operations, existing debt of $20,070,259 due as of April 17, 2023, which will require the restructure of the debt or obtain additional, new, funding raise substantial doubt about our ability to continue as a going concern and our auditor has included an explanatory paragraph relating to our ability to continue as a going concern in its audit reports for the fiscal years ended March 31, 2022 and 2021.

RISK FACTORS

An investment in our securities carries a significant degree of risk. You should carefully consider the following risks, as well as the other information contained in this prospectus, including our historical financial statements and related notes included elsewhere in this prospectus, before you decide to purchase our securities. Any one of these risks and uncertainties has the potential to cause material adverse effects on our business, prospects, financial condition and operating results which could cause actual results to differ materially from any forward-looking statements expressed by us and a significant decrease in the value of our common shares. Refer to “Cautionary Statement Regarding Forward-Looking Statements.”

We may not be successful in preventing the material adverse effects that any of the following risks and uncertainties may cause. These potential risks and uncertainties may not be a complete list of the risks and uncertainties facing us. There may be additional risks and uncertainties that we are presently unaware of, or presently consider immaterial, that may become material in the future and have a material adverse effect on us. You could lose all or a significant portion of your investment due to any of these risks and uncertainties.

Below is a summary of material risks, uncertainties and other factors that could have a material effect on the Company and its operations:

•	We have a history of operating losses, our management has concluded that factors raise substantial doubt about our ability to continue as a going concern and our auditor has included an explanatory paragraph relating to our ability to continue as a going concern in its audit report for the fiscal years ended March 31, 2022 and 2021.

•	The restatement of certain of our financial statements may subject us to risks and uncertainties, including the increased possibility of legal proceedings.

•	We have identified a material weakness in our internal control over financial reporting which could, if not remediated, adversely impact the reliability of our financial statements, result in material misstatements in our financial statements and cause current and potential stockholders to lose confidence in our financial reporting, which in turn could adversely affect the trading price of our common stock.

•	Our common stock may be delisted from The Nasdaq Capital Market if we cannot maintain compliance with Nasdaq’s continued listing requirements.

•	We will need to raise additional funds in order to finance the anticipated commercialization of our product by incurring indebtedness, through collaboration and licensing arrangements, or by issuing securities which may cause dilution to existing stockholders, or require us to relinquish rights to our technologies and our product.

•	Revenue generation from product sales has only commenced in the prior fiscal year ended March 31, 2021 and may never become profitable.

•	Our substantial amount of indebtedness may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness.

•	We are largely dependent on the success of our sole product candidate, the sugarBEAT® device, and we may not be able to successfully commercialize this potential product.

•	If we fail to obtain regulatory approval of the sugarBEAT® device or any of our other future products, we will be unable to commercialize these potential products.

•	Failure to enroll patients in our clinical trials may cause delays in developing the sugarBEAT® device or any of our future products.

•	Delays in clinical testing could result in increased costs to us and delay our ability to generate revenue.

•	Our clinical trials for any of our current or future products may produce negative or inconclusive results and we may decide, or regulators may require us, to conduct additional clinical and/or preclinical testing for these products or cease our trials.

•	If approved, the commercialization of our product, the sugarBEAT® device, may not be profitable due to the need to develop sales, marketing and distribution capabilities, or make arrangements with a third party to perform these functions.

•	Our proprietary rights may not adequately protect our intellectual property and product and if we cannot obtain adequate protection of our intellectual property and product, we may not be able to successfully market our product.

•	Our ability to commercialize our product will depend on our ability to sell such products without infringing the patent or proprietary rights of third parties. If we are sued for infringing intellectual property rights of third parties, such litigation will be costly and time consuming and an unfavorable outcome would have a significant adverse effect on our business.

•	If our product, the sugarBEAT® device, does not gain market acceptance among physicians, patients and the medical community, we will be unable to generate significant revenue, if any.

•	We have outsourced the bulk of the commercial manufacturing operations for the various components of the sugarBEAT®, with the exception of the Sensor chemistry which is being conducted in-house. The failure to find manufacturing partners or expand our internal manufacturing facility could have an adverse impact on our ability to grow our business.

•	If we fail to attract and retain senior management, consultants, advisors and scientific and technical personnel, our product development and commercialization efforts could be impaired.

•	We expect to expand our marketing capabilities and, as a result of which we may encounter difficulties in managing our growth, which could disrupt our operations.

•	Fluctuations in foreign exchange rates may adversely affect our financial condition and results of operations.

•	Our business, financial condition and results of operations may be materially adversely affected by global health epidemics, including the COVID-19 pandemic.

•	Our competitors may develop products that are less expensive, safer or more effective, which may diminish or eliminate the commercial success of any potential products that we may commercialize.

•	The use of hazardous materials in our operations may subject us to environmental claims or liabilities.

•	If we fail to comply with extensive regulations enforced by regulatory agencies with respect to diagnostic medical device products, the commercialization of our product could be prevented, delayed or halted.

•	In the future, we hope to distribute and sell our product outside of the United Kingdom and the European Union, which will subject us to further regulatory risk.

•	Market acceptance of our product will be limited if users are unable to obtain adequate reimbursement from third-party payers.

•	Product liability claims may damage our reputation and, if insurance proves inadequate, the product liability claims may harm our business.

•	We could be negatively impacted by the application or enforcement of fraud and abuse laws, including anti-kickback laws and other anti-referral laws.

•	Our stock price may be volatile.